Exhibit 99.3
FOR IMMEDIATE RELEASE

 Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Systems Ltd.
 ir@nice.com

NICE Actimize Selected by KeyBank for Enterprise Fraud
Solutions to Fulfill Customer Demand for Mobile and Digital Banking

Fraud solutions provide coverage for digital channels and payments in retail and commercial banking environments

NEW YORK – February 16, 2016 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of financial crime, risk and compliance solutions for the financial services industry, announced today that it has been selected by KeyBank NA to protect the bank’s next generation mobile banking functionalities using NICE Actimize’s Integrated Fraud Management (IFM) solutions. KeyBank NA, a wholly-owned subsidiary of KeyCorp (NYSE:KEY), is one of the largest bank-based financial services companies in the U.S. The NICE Actimize solutions will roll out across all of KeyBank’s operations throughout its twelve state network

KeyBank’s investment in NICE Actimize’s enterprise solutions expands KeyBank’s existing fraud detection and prevention coverage. KeyBank’s investment will allow its consumer and business customers to securely access mobile banking channels and applications, as well as transaction types, such as Person-to-Person (P2P) and Mobile Remote Deposit Capture (MRDC). KeyBank also invested in the NICE Actimize Analytics Authoring Environment, which will allow the bank’s strategy teams to independently develop predictive fraud analytics models to stay ahead of emerging threats.

“KeyBank is committed to investing in technology and systems that offer cross-channel fraud monitoring while meeting mobile banking clients’ evolving needs,” said Walter Demczar, senior vice president and director of Enterprise Security Services, KeyBank. “We believe an enterprise-wide approach to detecting and preventing fraud is essential to our strategy of increasing our digital capabilities.”

“We are happy to extend our fraud fighting partnership with KeyBank with continued support of its enterprise approach to fraud management,” said Erez Zohar, Global Vice President & General Manager, Fraud & Cybercrime Management Solutions. NICE Actimize. “We are pleased that KeyBank has selected our industry-leading platform and solutions to help them invest in future growth.”

For more information on NICE Actimize’s proven Financial Crime and Compliance Solutions in Fraud Prevention please visit our website.

About KeyCorp
KeyCorp (NYSE: KEY) was organized more than 160 years ago and is headquartered in Cleveland, Ohio. One of the nation's largest bank-based financial services companies, Key had assets of approximately $95.4 billion at September 30, 2015. Key provides deposit, lending, cash management and investment services to individuals and small and mid-sized businesses in 12 states under the name KeyBank National Association. Key also provides a broad range of sophisticated corporate and investment banking products, such as merger and acquisition advice, public and private debt and equity, syndications and derivatives to middle market companies in selected industries throughout the United States under the KeyBanc Capital Markets trade name. For more information, visit https://www.key.com/. KeyBank is Member FDIC.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Zohar are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.